UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CALIFORNIA COASTAL COMMUNITIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

129915203

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 958,442
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 958,442
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 10,161,462 shares of Common Stock outstanding, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2006.

CUSIP No. 129915203	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 958,442
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 958,442
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 967,130
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 967,130
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D/A	Page 5 of 11 pages

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on April 26, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.05 per share (the “Shares”), of California Coastal Communities, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 129915203	13D/A	Page 6 of 11 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $20,781,656.38. Each of the Funds and Mr. MacLean used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC, Mercury Targeted Securities Fund LP, Panther Partners LLC and Mr. MacLean owned directly 187,300, 47,565, 153,852, 27,208, 25,053, 48,387, 64,839, 378,338, 25,900 and 8,688 Shares, respectively, representing approximately 1.8%, 0.5%, 1.5%, 0.3%, 0.3%, 0.5%, 0.6%, 3.7%, 0.3% and 0.1% respectively, of the 10,161,462 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 958,442 Shares, constituting 9.4% of the 10,161,462 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 958,442 Shares, constituting 9.4% of the 10,161,462 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors with respect to Shares held by the Funds and individually with respect to Shares held by him directly, may be deemed to be the beneficial owner of 967,130 Shares, constituting 9.5% of the 10,161,462 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit B attached hereto and is incorporated herein by reference.

(d) Not applicable.

CUSIP No. 129915203	13D/A	Page 7 of 11 pages

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.**

Exhibit B	Schedule of Transactions.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.
**	Filed with the Schedule 13D on April 26, 2006.

CUSIP No. 129915203	13D/A	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 129915203	13D/A	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.**

Exhibit B	Schedule of Transactions.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.
**	Filed with the Schedule 13D on April 26, 2006.

CUSIP No. 129915203	13D/A	Page 10 of 11 pages

Exhibit A

CUSIP No. 129915203	13D/A	Page 11 of 11 pages

Exhibit B

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(1,090.00)	36.878
03/24/2006	(3,044.00)	36.907
03/27/2006	(4,182.00)	36.779
03/27/2006	(4,049.00)	36.679
03/27/2006	(4,836.00)	36.679
5/8/2006	34,300.00	36.697

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/03/2006	(326.00)	36.990
5/8/2006	47,300.00	36.697

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(853.00)	36.878
03/24/2006	(2,382.00)	36.907
03/27/2006	(3,274.00)	36.779
03/27/2006	(3,170.00)	36.679
03/27/2006	(5,413.00)	36.679
03/28/2006	(10,313.00)	36.834
03/29/2006	(5,745.00)	36.688
04/03/2006	(1,625.00)	36.899
04/04/2006	(1,354.00)	36.749
04/05/2006	(2,707.00)	36.813
04/06/2006	(400.00)	36.749
04/10/2006	(7,200.00)	36.653
04/12/2006	(5,200.00)	36.488
04/13/2006	(2,400.00)	36.452
5/8/2006	23,800.00	36.697
5/8/2006	32,036.00	36.950

	Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(156.00)	36.878
03/24/2006	(436.00)	36.907
03/27/2006	(599.00)	36.779
03/27/2006	(581.00)	36.679
03/27/2006	(990.00)	36.679
03/28/2006	(1,884.00)	36.834
03/29/2006	(1,046.00)	36.688
04/03/2006	(385.00)	36.899
04/04/2006	(321.00)	36.749
04/05/2006	(643.00)	36.813
04/06/2006	(100.00)	36.749
04/10/2006	(1,300.00)	36.653
04/12/2006	(1,000.00)	36.488
04/13/2006	(500.00)	36.452
5/8/2006	4,300.00	36.697
5/8/2006	5,795.00	36.950

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/06/2006	(76.00)	36.749

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/20/2006	194.00	37.710
03/24/2006	2,000.00	36.963
04/06/2006	(200.00)	36.749

	Silvercreek SAV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(352.00)	36.878
03/24/2006	(982.00)	36.907
03/27/2006	(1,350.00)	36.779
03/27/2006	(1,306.00)	36.679
03/27/2006	(2,234.00)	36.679
03/28/2006	(4,256.00)	36.834
03/29/2006	(2,374.00)	36.688
04/03/2006	(139.00)	36.990
04/03/2006	(719.00)	36.899
04/04/2006	(599.00)	36.749
04/05/2006	(1,198.00)	36.813
04/06/2006	(200.00)	36.749
04/10/2006	(2,900.00)	36.653
04/12/2006	(2,700.00)	36.488
04/13/2006	(1,100.00)	36.452
5/8/2006	9800	36.697
5/8/2006	12169	36.950

Mercury Targeted Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(240.00)	36.878
03/24/2006	(671.00)	36.907
03/27/2006	(926.00)	36.779
03/27/2006	(894.00)	36.679
03/27/2006	(1,527.00)	36.679
03/28/2006	(2,918.00)	36.834
03/29/2006	(1,635.00)	36.688
04/03/2006	(12,271.00)	36.899
04/04/2006	(10,226.00)	36.749
04/05/2006	(20,452.00)	36.813
04/06/2006	(2,524.00)	36.749
04/10/2006	(2,000.00)	36.653
04/11/2006	(2,493.00)	36.479
04/19/2006	(15,500.00)	36.449
04/20/2006	(18,325.00)	36.749
04/21/2006	(7,650.00)	36.848
4/24/2006	(5611.00)	36.879

(1)  All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Inclusive of brokerage commissions.